Exhibit A6

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Laboratory Corporation of America® Holdings Announces Final Results of Exchange

Offer for Outstanding Liquid Yield OptionTM Notes Due 2021

Burlington, NC, October 23, 2006 — Laboratory Corporation of America® Holdings (LabCorp®) (NYSE: LH) announced today the final results of its offer to exchange a new series of Zero Coupon Convertible Subordinated Notes due September 11, 2021 (the New Notes) and an exchange fee of $2.50 per $1,000 principal amount at maturity for all of its outstanding Liquid Yield Option™ Notes due 2021 (LYONs). The exchange offer expired at 5:00 p.m., New York City time, on October 23, 2006.

LabCorp has been advised by the paying agent, The Bank of New York, that $741,243,000 in aggregate principal amount at maturity of LYONs, representing approximately 99% of the LYONs, were validly tendered for exchange and not withdrawn. LabCorp has accepted all such LYONs for exchange and the settlement and exchange of the New Notes and payment of the exchange fee is being made promptly. Following settlement of the exchange, $2,662,000 in aggregate principal amount at maturity of LYONS and $741,243,000 in aggregate principal amount at maturity of the New Notes will be outstanding.

A registration statement relating to the securities to be issued in the exchange offer has been filed with the Securities and Exchange Commission and has been declared effective. The dealer manager for the exchange offer was Lehman Brothers Inc. and D.F. King & Co., Inc. was the information agent for the exchange offer. This press release does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities to be issued in the exchange offer in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

About LabCorp®

Laboratory Corporation of America Holdings and its subsidiaries, headquartered in Burlington, North Carolina, is the second largest independent clinical laboratory company in the United States based on 2005 net revenues. Through its national network of laboratories, the Company offers a broad range of clinical laboratory tests which are used by the medical profession in routine testing, patient diagnosis, and in the monitoring and treatment of disease. In addition, the Company has developed specialty and niche businesses based on certain types of specialized testing capabilities and client requirements, such as oncology testing, HIV genotyping and phenotyping, diagnostic genetics and clinical research trials.

Investor Contact: Scott Fleming (336) 436-4879

Media Contact: Pam Sherry (336) 436-4855

Shareholder Direct: (800) LAB-0401